SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oramed Pharmaceuticals Inc.

(Name of Issuer)

Common Stock par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

Nadav Kidron

c/o Oramed Pharmaceuticals Inc.

1185 Avenue of the Americas, Third Floor, New York, NY 10036

(844) 967-2633

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	Schedule 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons Nadav Kidron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,125,316(1)
	8.	Shared Voting Power 218,603(2)
	9.	Sole Dispositive Power 2,125,316(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,343,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 5.7%(3)
14.	Type of Reporting Person IN

(1)	Includes 745,634 shares of Common Stock issuable upon the exercise of outstanding stock options, 50,667 shares of common stock issuable upon the vesting of Restricted Stock Units (“RSUs”) and 163,136 shares of common stock underlying vested RSUs that are issuable upon request, all exercisable within 60 days of March 6, 2024.

(2)	Consists of 218,603 shares of common stock held by Xiaopeng Li, a former director of the Company, as more fully described in Item 6 below.

(3)	Based upon 40,519,160 shares of Common Stock issued and outstanding as of March 6, 2024, as reported in Issuer’s Annual Report on Form 10-K filed on March 6, 2024. The amount of additional shares of Common Stock that Mr. Kidron has the right to acquire within 60 days of March 6, 2024 (959,437 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

CUSIP No. 68403P203	Schedule 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Report”) relates to the common stock, par value $0.012 per share, (“Common Stock”) of Oramed Pharmaceuticals Inc., a company incorporated in the state of Delaware (the “Issuer” or “Company”). The principal executive offices of the Issuer are located at 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being field on behalf of Nadav Kidron (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

(c)	The Reporting Person is the President, Chief Executive Officer, Director and Chairman of the Issuer.

(d)-(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 2,103,947 shares of Common Stock, consisting of (i) 1,165,879 shares of Common Stock which were acquired directly by the Reporting Person from time to time, (ii) 959,437 shares of Common Stock that may be issued on exercise of stock options and stock awards owned by the Reporting Person that were granted to him in his capacity as a director and executive officer of the Issuer and (iii) 218,603 shares of Common Stock held by Xiaopeng Li, a former director of the Issuer, as more fully described in Item 6 below.

Item 4.	Purpose of Transaction.

The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by its Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as the Reporting Person deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 68403P203	Schedule 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The information provided herein is based upon 40,519,160 shares of Common Stock issued and outstanding as of March 6, 2024, as reported in Issuer’s Annual Report on Form 10-K filed with the SEC on March 6, 2024.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 in the table on page 2 above.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 2,343,919, which represents approximately 5.7% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options to purchase shares of the Common Stock and vested RSUs. This includes 1,165,879 shares of Common Stock which were acquired directly by the Reporting Person from time to time. In addition, the Issuer has granted to the Reporting Person options (“Options”) to purchase an aggregate of 745,634 shares of Common Stock of the Issuer currently exercisable or exercisable within 60 days of March 6, 2024, and 50,667 shares of Common Stock issuable upon the vesting of RSUs and 163,136 shares of common stock underlying vested RSUs that are issuable upon request, all exercisable within 60 days of March 6, 2024.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,125,316 shares of Common Stock of the Issuer.

The Reporting Person has shared power, together with Ms. Li, to vote or direct the vote of 218,603 shares of Common Stock of the Issuer.

(c) None.

(d) No person, other than the Reporting Person and, with respect to the shares held by Ms. Li, Ms. Li is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 21, 2016, Ms. Li appointed the Reporting Person as proxy and attorney in fact of Ms. Li, with full power of substitution, to cast on behalf of Ms. Li all votes that Ms. Li is entitled to cast with respect to the Li Shares at any and all meetings of the shareholders of the Issuer, to consent or dissent to any action taken without a meeting and to vote all the Li Shares in any manner the Reporting Person deems appropriate except for matters related to the Issuer’s activities in the People’s Republic of China and when obvious that specific votes violate Ms. Li’s rights and interests, on which the Reporting Person will consult with Ms. Li before taking any action as proxy. The proxy will also apply to shares of the Issuer purchased by Ms. Li through open market transactions. Ms. Li may revoke the proxy in writing at any time. A copy of the Letter Agreement between Ms. Li and the Reporting Person is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

The Options and RSUs are subject to individual grant agreements between the Issuer and the Reporting Person and subject to the terms and conditions of the Issuer’s Amended and Restated 2019 Stock Incentive Plan, as amended.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1*	Letter Agreement between Nadav Kidron and Xiaopeng Li, dated November 21, 2016.

*	Included as an exhibit to the Schedule 13D/A filed by the Reporting Person on July 20, 2018.

CUSIP No. 68403P203	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2024

/s/ Nadav Kidron
NADAV KIDRON

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).